August 10, 2020

United States

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Ms. Margaret Schwartz, Esq.

Re:	MED-X, INC.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Originally Filed July 24, 2020
File No. 024-11007

Dear Ms. Schwartz:

Enclosed for filing on behalf of Med-X, Inc., a Nevada corporation (the “Company”), is the Offering Statement on Form 1-A representing Post-Qualification Amendment Number One to the Offering Statement on Form 1-A originally filed on July 24, 2020, which was first declared qualified on August 12, 2019. The Offering Statement is marked to indicate changes by redline from the first filing of the Post-Qualification Amendment on July 24, 2020. We respectfully request that our Post-Qualification Amendment Number One to the Offering Statement on Form 1-A be declared qualified at 1:00 PM Eastern Daylight Time on Wednesday, August 12, 2020.

The following are our responses to your comments:

Post-Qualification Amendment to Form 1-A filed July 24, 2020

Business

Mosquito Control Study, page 16

1.	Please explain the scope of approvals needed for domestic and international distribution of Nature-Cide as a mosquito product. In particular, please clarify how the statement regarding toxicity testing needed for exportation relates to the statement on page 2 about ongoing efficiency tests to qualify the product for international and domestic markets, and explain how the product is already being exported to Vector Control companies in multiple countries without these tests complete. Refer to Form 1-A, Part II, Item 7(a)(2).

1453 THIRD STREET PROMENADE, SUITE 315, SANTA MONICA, CALIFORNIA 90401

TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

United States

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2020

RESPONSE: We have revised and added disclosures on pages 2 and 18 of the Offering Circular regarding the mosquito control product, including more detail in response to your questions. The following disclosure was added to page 18:

“The scope of testing of the Company’s new mosquito control product for efficacy and toxicity depends on the jurisdiction for which it is sold and intended to be used. The Company is currently supplying Nature-Cide products to Target Specialty Products and Univar Solutions which supply a number of United States based pest control companies. Some of these companies also currently handle Mosquito Vector Control. The Company also exports the Nature-Cide All-Purpose concentrate to Rentokil Initial in Mumbai, India and Macau, China, for various uses, which also includes Mosquito Vector Control. In these particular countries the Nature-Cide product can be shipped as is, without toxicity testing. Countries such as South Africa, Mexico and Peru for example, require testing for Acute Oral Toxicity, Acute Dermal Toxicity, Acute Inhalation Toxicity, Acute Eye Irritation, and Acute Dermal Irritation. These tests have just been completed by the Company. Some countries have more restrictions than others such as Canada and Hong Kong, which both also require Environmental Impact Testing and Aquatic Sea Life Testing which the Company plans to complete in the future.”

Risk Factors

Risks Relating to Business

The Coronavirus pandemic may have a material adverse impact on our operating results,

financial condition and business performance, page 21

2.	Please revise the risk factor related to the Coronavirus pandemic to be more specific to your operations and to describe the actual impact the Coronavirus pandemic has had on your business to date. In this regard, we note your statement on page 38 that the executive officers have taken a pay cut to improve your financial condition and enable you to better operate during the pandemic.

RESPONSE: We have added significant additional disclosure to the Coronavirus pandemic risk factor on page 21 of the Offering Circular regarding its specific impact on us. Due to the significant spread of COVID-19 throughout the country and the immense impact the pandemic had in California, we were ordered to “shelter in place”. The restrictions required us to furlough all but two employees. Our operations were deemed Essential, so these two employees handled our product fulfillment. Also, the Company’s CEO, COO, CFO, CMO and Executive VP supported business efforts remotely without drawing a salary for one month. After one month, the executive management team agreed as a group to take a significant reduction (approximately 48%) in compensation which as of the date of this Offering Circular is still in effect, and is planned to continue. Our supply chain that supports our main product lines were impacted as well by COVID-19 which resulted in significant delays in delivery of materials for our product production causing delays in delivery to our customers. Our ability to raise capital through our Regulation A+ (Tier 2) Offering and under Regulation 506(c) of Regulation D of the Securities Act was negatively impacted as potential investors, who were impacted by COVID-19 themselves, became hesitant to invest or were not in a position to invest due to the state of the country’s economy. This resulted in the Company needing to delay payments to vendors which impacted our credit with some of our vendors.

United States

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2020

Principal Shareholders, page 42

3.	With respect to the Principal Shareholders table, please advise how Matthew Mills will own more shares after the offering is completed than before the offering, particularly given that he is identified as a selling stockholder on page 50.

RESPONSE: Matthew Mills owns Common Stock as well as 10, 000 shares of Series A Super Voting Preferred Stock that provide him with a minimum of 51% of the voting shares. The number of shares shown as Beneficially Owned by Matthew Mills is comprised of Common Stock owned directly by Matthew Mills plus the shares associated with the Series A Super Voting Preferred Stock. Thus, even though Matthew Mills is selling 1,000,000 common shares in the Offering, the additional 11,500,000 common shares sold in the Offering would have the effect of increasing his voting shares, since he controls 51% of the total outstanding voting shares at any time by virtue of his ownership of the Series A Preferred Stock. Nevertheless, Matthew Mills’ percentage of ownership decreases from 57% to 56.7% as a result of selling the maximum number of shares in this Offering.

Plan of Distribution

The Selling Agreement, page 49

4.	With reference to the second and third sentences on page 49, please revise to clarify whether you have a new posting agreement with StartEngine that replaces the one terminated in January 2020 or whether you have agreed in principle to the terms for StartEngine's future engagement. Disclose the services that StartEngine is or will provide you and file the agreement as an Exhibit. As applicable, revise the disclosure in footnote 2 on page ii to clarify StartEngine's involvement in your on-going offering.

United States

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2020

RESPONSE: The Company has not utilized, nor does it intend to utilize, StartEngine for this or future Offerings after its termination effective January 2020. The Company has developed and has implemented its own platform to replace StartEngine. The Company launched its own platform in December 2019. Regarding footnote 2 on page ii, the Company has revised it to state as follows: “The amounts shown are before deducting organization and offering costs to us, which include posting and administrative fees charged by StartEngine through termination of the Posting Agreement in January 2020”. We have revised our disclosure on page 49 of this Offering Circular to clarify this point.

Very Truly Yours,

/s/ Mark J. Richardson

Mark J. Richardson
for
Richardson & Associates

cc:	Ronald Tchorzewski, Chief Financial Officer
Matthew Mills, President